May 10, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Diplomat Pharmacy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed March 8, 2017
File No. 001-36677

Dear Mr. Arakawa:

I submit this letter on behalf of Diplomat Pharmacy, Inc. (the “Company”) in response to the comment letter of the Staff of the Securities and Exchange Commission dated April 27, 2017 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”). In this letter, I have recited the comment from the Staff in bold and provided the Company’s response immediately following such comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Item 9A. Controls and Procedures. Page 92

1.              We note that during fourth quarter of 2016, you identified a material weakness in the operating effectiveness of your evaluation and review of recorded inventory balances. We also note your disclosure states that “except for the control deficiencies discussed above that have been assessed as a material weakness there were no changes in our internal controls over financial reporting during the fourth quarter of 2016.” Please provide the following:

•                  describe in greater detail the control deficiencies and,

•                  clarify and describe the changes you made to your internal controls during the fourth quarter of 2016.

The Company’s response to “describe in greater detail the control deficiencies”:

By way of background, the Company’s disclosure in Item 9A of the 2016 Form 10-K included the following statement regarding the noted control deficiencies:

“Specifically, at certain locations the initial costs used to value ending inventories were not correct and we did not initially identify all items necessary to accurately complete our inventory reconciliation.”

The Company utilizes the same prescription adjudication system for certain of its distribution facilities, which are all subject to a full year-end physical inventory count. For such facilities, the Company prepared one book-to-physical inventory reconciliation (“Reconciliation”) as of December 31, 2016 in accordance with the Company’s control policies and procedures and consistent with historical practice.

Subsequent to the preparation and review of the Reconciliation, BDO USA, LLP, the Company’s independent registered public accounting firm, determined there were physical inventory costing errors while performing certain substantive audit procedures. Upon further investigation, the Company concluded that the physical inventory counts from the largest of the aforementioned facilities were costed in error utilizing a costing file updated in January 2017 rather than the costing file in effect on December 31, 2016, which was the result of human error. The costing file that was utilized initially caused inventory to be overstated by a significant amount as of December 31. 2016.

Relatedly, the discovery of the inventory costing error noted above prompted the Company to review its Reconciliation procedures to determine if any other reconciling items were misstated or omitted as of December 31, 2016. During the performance of this review, the Company found that none of the aforementioned facilities included packed, ready-to-ship products (“Packaged Inventory”) in their physical inventory counts — these prescriptions had been adjudicated and prepared for shipping, yet had not been physically removed from the site by the carrier as of year-end. Historically, Packaged Inventory was properly included as an adjustment to the physical inventory. The addition of Packaged Inventory to the Reconciliation resulted in a significant increase to inventory that was nearly the same as the significant decrease in inventory from the costing error. Given the insignificant net impact of the two errors noted above related to the material weakness, the Company determined not to record an adjusting entry in the Company’s financial statements included in the 2016 Form 10-K.

The Company’s response to “clarify and describe the changes you made to your internal controls during the fourth quarter of 2016”:

To clarify, the Company did not make any changes to its internal control over financial reporting during the fourth quarter of 2016 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting. In the event the Company determines that it has a material weakness in future periods that is not accompanied by actual changes in its internal control over financial reporting during the applicable reporting period, the Company intends to provide disclosure similar to the following:

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during [the applicable period] that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, the Company has identified the material weakness noted above and believes that the remediation thereof may require material changes in internal control over financial reporting in future reporting periods.

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If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ ROBIN JOHNSON
Robin Johnson
Vice President, Finance